Exhibit (a)(5)(xv)

Bristol Myers Squibb Completes Acquisition of MyoKardia, Strengthening Company’s Leading Cardiovascular Franchise

NEW YORK— November 17, 2020 — Bristol Myers Squibb (NYSE:BMY) announced today that it has successfully completed its acquisition of MyoKardia, Inc. in an all cash transaction for approximately $13.1 billion. With the completion of the acquisition, MyoKardia shares have ceased trading on the NASDAQ Global Select Market and MyoKardia is now a wholly-owned subsidiary of Bristol Myers Squibb.

“We are excited to welcome MyoKardia colleagues to Bristol Myers Squibb. The MyoKardia team has revolutionized cardiovascular treatments to address significant unmet medical needs, and we look forward to helping more patients together,” said Giovanni Caforio, M.D., Board Chair and Chief Executive Officer of Bristol Myers Squibb. “With MyoKardia, we are bolstering our leading cardiovascular franchise and adding exceptional scientific capabilities, a potentially transformative new medicine with significant commercial potential and a promising pipeline of candidates. Cardiovascular remains an important therapeutic area for Bristol Myers Squibb with a strong legacy and a promising future.”

Through the transaction with MyoKardia, Bristol Myers Squibb gains mavacamten, a potential first-in-class cardiovascular medicine for the treatment of obstructive hypertrophic cardiomyopathy (“HCM”), a chronic heart disease with high morbidity and patient impact. A New Drug Application (“NDA”) for mavacamten for the treatment of symptomatic obstructive HCM – based on data from the EXPLORER-HCM study – is expected to be submitted to the U.S. Food and Drug Administration in the first quarter of 2021. Bristol Myers Squibb expects to explore the full potential of mavacamten in additional indications, including non-obstructive HCM, as well as develop MyoKardia’s promising pipeline of novel compounds, including two clinical-stage therapeutics: danicamtiv (formerly MYK-491) and MYK-224, and two pre-clinical assets: ACT-1 and LUS-1.

Bristol Myers Squibb’s previously announced tender offer for all outstanding shares of common stock of MyoKardia for $225.00 per share expired at 12:00 a.m. New York City time, at the end of the day on November 16, 2020. Approximately 42,180,978 shares of MyoKardia common stock were validly tendered, and not withdrawn from the tender offer, representing approximately 78.9% of MyoKardia’s outstanding shares of common stock. In accordance with the terms of the tender offer, all shares that were validly tendered and not properly withdrawn have been accepted for payment and Bristol Myers Squibb expects to promptly pay for all such shares.

Following completion of the tender offer, Bristol Myers Squibb completed the acquisition of MyoKardia through the merger of Gotham Merger Sub Inc. with and into MyoKardia, without a vote of MyoKardia’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of common stock of MyoKardia issued and outstanding and not tendered in the tender offer was converted into the right to receive an amount in cash equal to $225.00, without interest and less any required withholding taxes, the same price offered in the tender offer.

MyoKardia shareholders can direct questions regarding the tender offer to MacKenzie Partners, Inc., the information agent for the tender offer, toll free, at 1-800-322-2885.

About Hypertrophic Cardiomyopathy

Hypertrophic cardiomyopathy, or HCM, is a chronic, progressive disease in which excessive contraction of the heart muscle and reduced ability of the left ventricle to fill can lead to the development of debilitating symptoms and cardiac dysfunction. HCM is estimated to affect one in every 500 people.

The most frequent cause of HCM is mutations in the heart muscle proteins of the sarcomere. In approximately two-thirds of HCM patients, the path followed by blood exiting the heart, known as the left ventricular outflow tract (LVOT), becomes obstructed by the enlarged and diseased muscle, restricting the flow of blood from the heart to the rest of the body (obstructive HCM). In other patients, the thickened heart muscle does not block the LVOT, and their disease is driven by diastolic impairment due to the enlarged and stiffened heart muscle (non-obstructive HCM). In either obstructive or non-obstructive HCM patients, exertion can result in fatigue or shortness of breath, interfering with a patient’s ability to participate in activities of daily living. HCM has also been associated with increased risks of atrial fibrillation, stroke, heart failure and sudden cardiac death.

There are currently approximately 160,000 to 200,000 people diagnosed with symptomatic obstructive HCM across the U.S. and EU, with no existing effective treatment options beyond limited symptomatic relief. Patients are typically diagnosed in their 40s or 50s and the treatment is expected to be chronic. It is estimated that only approximately 25 percent of individuals with obstructive HCM and only approximately 10 percent of individuals with non-obstructive HCM have received a diagnosis.

Advisors

Gordon Dyal & Co., LLC is serving as exclusive financial advisor to Bristol Myers Squibb, and Kirkland & Ellis LLP is serving as legal counsel. Centerview Partners LLC and Guggenheim Securities are acting as joint financial advisors to MyoKardia and Goodwin Procter LLP is serving as legal counsel.

About Bristol Myers Squibb

Bristol Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube, Facebook, and Instagram.

Cautionary Statement Regarding Forward Looking Statements

This press release contains “forward-looking statements” relating to the acquisition of MyoKardia by Bristol Myers Squibb and the development and commercialization of certain biological compounds. Such forward-looking statements are generally identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions, and such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks are (i) that there can be no guarantee that the expected benefits of the acquisition will be realized, (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement and (iii) unanticipated difficulties or expenditures relating to the transaction, the response of business partners and competitors to the transaction and/or potential difficulties in employee retention as a result of the transaction. The actual financial impact of this transaction may differ from the expected financial impact described in this press release. In addition, the compounds described in this press release are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Bristol Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2019, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as other documents that may be filed by Bristol Myers Squibb from time to time with the SEC. Bristol Myers Squibb does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made.

Contacts

Media:
media@bms.com

Investors:
Tim Power, 609-252-7509, timothy.power@bms.com
Nina Goworek, 908-673-9711, nina.goworek@bms.com